Envirobon Inc

1126 S Lake Ave

Duluth, MN 55802

May 22,2025

RE: Annual Report for Start Engine – Form – C-AR

Please find attached the 12.31.2024 Annual Report for Start Engine, as requested by the Start Engine Service Team

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Larry McGough

Accountant / Treasurer

Envirobon, Inc

Envirobon, Inc.



ANNUAL REPORT

125 S King Street, Suite 2A

Jackson, WY 83001

(612) 978-8011

www.envirobon.com

This Annual Report is dated May 27, 2025.

BUSINESS

Envirobon, Inc is an intellectual property (IP) holding and company with a strong focus on the construction industry, specializing in innovative and patented solutions. Our primary mission is to enhance energy efficiency and expedite construction processes while reducing carbon footprints and costs. We are a Sustainable Company with 20 Patents: Leading the way in Cleantech, Greentech, and Innovative Construction Solutions for a Greener Future.

Intellectual Property

The Company holds 20 patents for its R19 Tstud, R28 Tstud, 5-1/2" Un-Insulated Tstud (formerly BareNaked Tstud), 7-1/4" Un-Insulated Tstud, WarmStud, RhinoStud, DrainStrip, TSUPS, and Twin Beam Technology. The Company believes that these products have the potential to revolutionize the insulation market (see Competitors and Industry below).. In December of 2024 Envirobon Inc merged all related companies and their related patients and Intellectual Property into Envirobon Inc.

The company's diversified revenue streams will include licensing, royalties, private labeling, and partnerships in manufacturing, positioning them for growth and sustainability in the construction sector.

Related Party Litigation

All third party litigation has been concluded and there is no litigation related to Envirobon Inc.

The Company was initially formed as a corporation, Innovated Structures, Inc., in Wyoming on July 26, 2022. On October 24, 2023 the Company changed its name to Envirobon, Inc. In August 2023, the Company acquired Tanager Products Inc. to be a wholly owned subsidiary.
In December 2024, Envirobon Inc merged all Subsidiaries into Envirobon Inc. and ceased operations with Roosevelt Energy Inc., Tanager Products Inc., and Century Wall Panels Inc.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,750,000.00

Number of Securities Sold: 79,305,000

Use of proceeds: Common shares in a founders round; patent applications, equipment purchases, commodities.

Date: July 26, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue?

The business has raised significant capital, totaling $2,337,835, with a focus on Envirobon Products. Envirobon generated $217,250K in revenue in 2024.. While expenses for 2025 are expected to exceed revenues due to ongoing developments, including patent filings and equipment finalization, the company has a financial runway. The strategy involves cost reduction through advanced equipment, product development, and licensing initiatives, indicating a commitment to long-term growth and sustainability. Regular financial monitoring and strategic adjustments will be important for ongoing success.

Foreseeable major expenses based on projections:

Anticipated major expenses for the business include ongoing research and development, patent filings, acquisition and maintenance of advanced production equipment, marketing and sales efforts, general operational costs, scaling operational activities, potential product licensing expenses, and general administrative costs. These expenses reflect the company's commitment to innovation, market expansion, and operational efficiency. Regular financial assessments and strategic budget adjustments will be crucial to manage these expenses effectively and ensure sustainable growth.

Future operational challenges:

Future operational challenges for the business include scaling production efficiently, integrating new equipment seamlessly, managing costs amid initial revenue shortfalls, ensuring successful market adoption of new products, maintaining regulatory compliance, acquiring and retaining skilled talent, effectively managing cash flow, adhering to product development timelines, navigating a competitive landscape, and mitigating global supply chain risks. Strategic planning, adaptability, and proactive measures will be crucial for addressing these challenges and ensuring sustained success in a dynamic business environment.

Future challenges related to capital resources:

Future challenges related to capital resources for the business include sustaining operations during revenue growth, balancing investments in innovation and profitability, managing working capital efficiently, acquiring additional funding for scaling and unforeseen challenges, navigating market volatility and economic conditions, prioritizing competing investment opportunities, servicing debt obligations, demonstrating a positive return on investment, coping with cash flow fluctuations, and ensuring long-term sustainability. Successful navigation of these challenges will require strategic financial planning, effective communication with stakeholders, and adaptability to changing market dynamics. Regular financial assessments and scenario planning are crucial for optimizing the use of capital resources.

Future milestones and events:

Future milestones and events that could significantly impact the company include successful product launches (WarmStud, RhinoStud, and TSUPS), achieving sales and market adoption, securing licensing agreements, completing equipment setup for increased efficiency, obtaining patent approvals, finalizing RhinoStud development, ongoing license sales and partnerships, successful operational scaling, achieving profitability, market expansion, global economic conditions, and changes in the competitive landscape. The company's ability to navigate these milestones and events strategically will be essential for long-term success, requiring ongoing monitoring and adaptability to changing circumstances.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $263,190.

Debt

The Company has long debt of $665,730.25, related to the settlement of prior years' litigation

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof are as follows:

Name: Brian Neil Iverson

Brian Neil Iverson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Board Member

Dates of Service: July, 2022 - Present

Responsibilities: I am the inventor of all patent applications and the CEO of Envirobon, Inc. Salary: $200,000. Brian currently functions as the company's Principal Operating Officer.

Other business experience in the past three years:

Employer: Roosevelt Energy, Inc

Title: CEO

Dates of Service: January, 2015 - Present

Other business experience in the past three years:

Employer: Tanager Products, Inc

Title: CEO

Dates of Service: July, 2022 - Present

Responsibilities: This entity was wholly owned by Envirobon, Inc and is its manufacturing and R&D company

  Tanager Inc was merged into Envirobon Inc in December 2024.

Name: Abigale Marie Wurschmidt

Abigale Marie Wurschmidt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Marketing Officer

Dates of Service: May, 2023 - Present

Responsibilities: Maintaining brand awareness, increasing brand awareness and make sure our voice stays consistent. No salary.

Other business experience in the past three years:

Employer: Gathered Services, LLC

Title: Owner

Dates of Service: January, 2023 - Present

Responsibilities: Our mission is to transform marketing and administrative services for emerging businesses by leveraging the expertise of professional mothers. I oversee and manage all contracted moms and interaction with businesses.

Other business experience in the past three years:

Employer: US Engineered Wood, Inc

Title: Secretary

Dates of Service: May, 2020 - May, 2023

Responsibilities: Performing secretarial duties

Name: James Robert Mountain

James Robert Mountain's current primary role is with ARMOUR Residential REIT, Inc.. James Robert Mountain currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: January, 2023 - Present

Responsibilities: Board Member & advisor to management. Compensation: 100,000 shares.

Other business experience in the past three years:

Employer: ARMOUR Residential REIT, Inc.

Title: Chief Financial Officer & Secretary

Dates of Service: September, 2012 - Present

Responsibilities: Principal financial officer and Secretary to Board of Directors

Name: Kevin Wayne Monson

Kevin Wayne Monson's current primary role is with MidWestOne Bank. Kevin Wayne Monson currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: August, 2022 - Present

Responsibilities: Director of the Company. Compensation: 100,000 shares.

Other business experience in the past three years:

Employer: Neumann Monson Architects

Title: Founder

Dates of Service: December, 1977 - Present

Responsibilities: Mr. Monson cofounder the architectural firm in 1977. He led the firm as President for 25 years.

Other business experience in the past three years:

Employer: MidWestOne Bank

Title: Director

Dates of Service: March, 2010 - Present

Responsibilities: Chairman of the Board for the bank and the holding company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Brian Neil Iverson

Amount and nature of Beneficial ownership: 70,081,567

Percent of class: 71.0

RELATED PARTY TRANSACTIONS

No Related third party transactions

OUR SECURITIES

The company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,093,220 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 978,734,846 outstanding.

Voting Rights

One vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 100,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Potential Loss of Key Leadership The loss of the CEO Brian Iverson, whom is also the inventor of these products, has been of concern since the inception of the company. There exists a group of active shareholders along with several key employees that are being trained to replace" Iverson's knowledge in the construction space and industry. Kevin Gartner is working alongside of Iverson and the patent attorney and is the most technical person to take over the patent process. The Patent Attorney is extremely abreast of these types of patents in the construction industry and will continue to put up "road blocks" to minimize violators of our patents. Mark Sulllivan is the VP of Operations is highly skilled at problem solving and on a daily basis is fast tracking equipment upgrades to reduce labor costs and increase production. There exists other people not mentioned here that have been instrumental in designing the necessary equipment and methodologies to bring about a manufacturing solution to being able to produce these products. Iverson will be placing the majority of his shares in a trust for his children and grandchildren to minimize the potential dilution of the company. Related Party Litigation Roosevelt Energy, Inc. is currently involved in shareholder litigation alleging, among other things, that IP was improperly transferred to other companies, that Brian Iverson (Envirobon CEO) has created competing companies and that Brian Iverson licensed out Roosevelt patents without consideration. Roosevelt believes they have responded to these complaints with proof that they are without merit and anticipates this matter will settle. Were it not to settle, there is a chance this litigation could negatively impact Envirobon's business and your investment. Please contact Brian Iverson for more information on this as needed.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

1) to the Company;

2) to an accredited investor;

3) as part of an offering registered with the SEC; or

4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 27, 2025.

Envirobon, Inc.

By /s/ *Brian Neil Iverson*

      Name: <u>Envirobon, Inc.</u>

      Title: CEO and Principal Accounting Officer

Exhibit A

FINANCIAL STATEMENTS

Management Report

Envirobon
For the period ended December 31, 2024

Prepared on
May 24, 2025

Table of Contents

Envirobon Inc
Statement of Stockholders Equity
For the year ending December 31, 2024

	2024	2023	2022
Paid in Capital	2,112,350	2,112,350	415,000
Paid in Capital new	225,485	0	0
Treasury Stock	0	0	0
Total Paid in Capital	2,337,835	2,112,350	415,000
Retained Earnings	-511,405	-35,216	
Net Income	-1,839,735	-476,189	-35,216
Total Stockholders equity	-13,305	1,600,945	379,784

Envirobon

Balance Sheet

As of December 31, 2024

	TOTAL	
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Checking - 4107 - 2	263,619.80	210,598.58
Total Bank Accounts	**$263,619.80**	**$210,598.58**
Other Current Assets		
Due from Roosevelt - Tanager	0.00	805,000.00
Due from Roosevelt - USEW	0.00	582,000.00
Prepaid Legal	0.00	0.00
Total Other Current Assets	**$0.00**	**$1,387,000.00**
Total Current Assets	**$263,619.80**	**$1,597,598.58**
Fixed Assets		
Accumulated amortization		
Accumulated Amort - Rooseevelt	-123,151.89	
Total Accumulated amortization	**-123,151.89**	
Accumulated Deprecation		
Accumulated Deprecation - roosevelt	-214,228.58	
Total Accumulated Deprecation	**-214,228.58**	
Machinery & Equip - roosevelt	149,849.33	
Organizational Fees - Roosevelt	1,051.00	
Patents - Roosevelt	333,291.66	
Testing Energy Resources - Roosevelt	364,795.96	
Tools, machinery, and equipment	3,346.32	3,346.32
Total Fixed Assets	**$514,953.80**	**$3,346.32**
Other Assets		
Deferred income taxes	0.00	0.00
Security deposits	0.00	0.00
Total Other Assets	**$0.00**	**$0.00**
TOTAL ASSETS	**$778,573.60**	**$1,600,944.90**

Envirobon

Balance Sheet

As of December 31, 2024

	TOTAL	
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	55,981.33	0.00
Total Accounts Payable	**$55,981.33**	**$0.00**
Other Current Liabilities		
Note Payable Brian Iverson	70,167.48	
Payroll Clearing	0.00	0.00
Total Other Current Liabilities	**$70,167.48**	**$0.00**
Total Current Liabilities	**$126,148.81**	**$0.00**
Long-Term Liabilities		
Due to Newton lease settlement	145,302.00	
Due to Therminal settlement	520,428.26	
Merger Related - roosevelt	0.00	
Total Long-Term Liabilities	**$665,730.26**	**$0.00**
Total Liabilities	**$791,879.07**	**$0.00**
Equity		
Paid-In Capital - Envirobon	2,112,350.00	2,112,350.00
Paid-In Capital - Start Engine	225,484.97	
Total Paid-In Capital - Envirobon	**2,337,834.97**	**2,112,350.00**
Retained Earnings	-511,405.10	-35,215.95
Net Income	-1,839,735.34	-476,189.15
Total Equity	**$ -13,305.47**	**$1,600,944.90**
TOTAL LIABILITIES AND EQUITY	**$778,573.60**	**$1,600,944.90**

Envirobon

Profit and Loss

January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PY)
Income		
Discounts given	-5,000.00	
License - Drain Strip	87,250.00	
Sales - Blodell	135,000.00	
Total Income	**$217,250.00**	**$0.00**
GROSS PROFIT	**$217,250.00**	**$0.00**
Expenses		
Advertising & marketing		13,033.85
Website ads	674.49	
Total Advertising & marketing	**674.49**	**13,033.85**
Advertising/Promotional		
Advertising & Marketing		3,149.55
Conference & Tradeshows		21,296.00
Total Advertising/Promotional		**24,445.55**
Commissions & fees	199.98	
Contract labor		10,576.40
Contractors - Alluvia Products	10,000.00	
Contractors - Carbonless	9,171.67	
Contractors - Fiveer	316.50	
Contractors - Gathered Services	86,916.68	
Contractors - ICC Services	20,945.00	
Contractors - Kevin Gartner	6,000.00	
Contractors - Pat Shriver	5,000.00	
Employee benefits		
Group term life insurance	700.00	
Total Employee benefits	**700.00**	
General & Administrative Expenses		
Bank Charges & Fees	244.99	1,164.75
Bank Charges & Fees - Quick books	90.00	
Legal & Professional Services	1,219.97	113,269.25
Office Supplies		5,253.82
Payroll Processing Fees		655.28
Phone	1,823.22	
Travel	54.00	
Total General & Administrative Expenses	**3,432.18**	**120,343.10**
General business expenses		
Memberships & subscriptions	699.93	1,226.88
Total General business expenses	**699.93**	**1,226.88**

Envirobon

Profit and Loss

January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PY)
Insurance		
Business insurance	5,564.00	
Total Insurance	**5,564.00**	
Legal & Professional Fees	25.00	
Legal - Fafinski	1,861.00	
Legal - Huffman	50,000.00	
Legal - Majors Law Firm	3,910.00	
Legal - Taft	78,481.33	
Meals	58.73	
Meals with clients	47.19	838.90
Travel meals	529.69	115.63
Total Meals	**635.61**	**954.53**
Office expenses	114.94	
Office supplies	160.49	
Shipping & postage	78.17	
Software & apps	4,130.34	
Total Office expenses	**4,483.94**	
Offsite Innovators	4,000.00	
Payroll expenses	544.54	
Payroll - Century		6,923.08
Payroll - Executive	8,966.66	100,769.19
Payroll - Marketing		36,500.03
Payroll - Production		36,692.43
Payroll - Sales		22,840.38
Payroll Taxes		
Insurance - Health		
Benefits - Century		47.60
Benefits - Executive		1,159.20
Benefits - Marketing		323.92
Benefits - Sales		47.60
Total Insurance - Health		**1,578.32**
Payroll - Taxes		22,287.99
Taxes - Century		529.62
Taxes - Executive		2,177.10
Taxes - Marketing		313.85
Taxes - Sales		345.44
Total Payroll - Taxes		**25,654.00**
Payroll - work compensation		105.88
Total Payroll Taxes		**27,338.20**
Total Payroll expenses	**9,511.20**	**231,063.31**

Envirobon

Profit and Loss

January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PY)
Production		
Plant Supplies	28.66	2,809.12
Total Production	**28.66**	**2,809.12**
R&D - Testing		1,500.00
Rent & Utilities		
Other Business Expenses		
QuickBooks Payments Fees	3,288.23	1,135.00
Total Other Business Expenses	**3,288.23**	**1,135.00**
Rent & Lease		21,600.00
Total Rent & Utilities	**3,288.23**	**22,735.00**
Repairs & maintenance		2,586.40
Supplies	13.81	
Travel	1,296.20	
Airfare		2,249.79
Hotels	4,888.69	21,034.76
Total Travel	**6,184.89**	**23,284.55**
Write off - roosevelt	224,290.26	
Total Expenses	**$536,334.36**	**$454,558.69**
NET OPERATING INCOME	$ -319,084.36	$ -454,558.69
Other Expenses		
Single Point -US Bank		17,166.67
Vehicle expenses		
Parking & tolls		21.35
Vehicle gas & fuel	6.82	4,442.44
Total Vehicle expenses	**6.82**	**4,463.79**
Write off - USEW	582,000.00	
Write off -Tanager	938,644.16	
Total Other Expenses	**$1,520,650.98**	**$21,630.46**
NET OTHER INCOME	$ -1,520,650.98	$ -21,630.46
NET INCOME	$ -1,839,735.34	$ -476,189.15

Envirobon

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,839,735.34
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due from Roosevelt - Tanager	805,000.00
Due from Roosevelt - USEW	582,000.00
Accumulated amortization:Accumulated Amort - Rooseevelt	123,151.89
Accumulated Deprecation:Accumulated Deprecation - roosevelt	214,228.58
Accounts Payable (A/P)	55,981.33
Note Payable Brian Iverson	70,167.48
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,850,529.28**
Net cash provided by operating activities	**$10,793.94**
INVESTING ACTIVITIES	
Machinery & Equip - roosevelt	-149,849.33
Organizational Fees - Roosevelt	-1,051.00
Patents - Roosevelt	-333,291.66
Testing Energy Resources - Roosevelt	-364,795.96
Net cash provided by Investing activities	**$ -848,987.95**
FINANCING ACTIVITIES	
Due to Newton lease settlement	145,302.00
Due to Therminal settlement	520,428.26
Merger Related - roosevelt	0.00
Paid-In Capital - Envirobon:Paid-In Capital - Start Engine	225,484.97
Net cash provided by financing activities	**$891,215.23**
NET CASH INCREASE FOR PERIOD	**$53,021.22**
Cash at beginning of period	210,598.58
CASH AT END OF PERIOD	**$263,619.80**

Envirobon

Balance Sheet

As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Checking - 4107 - 2	210,598.58	
INNOVATED STRUCTURES INC (4107) - 1 (deleted)	0.00	163,784.05
Total Bank Accounts	**$210,598.58**	**$163,784.05**
Other Current Assets		
Due from Roosevelt - Tanager	805,000.00	
Due from Roosevelt - USEW	582,000.00	211,000.00
Prepaid Legal	0.00	5,000.00
Total Other Current Assets	**$1,387,000.00**	**$216,000.00**
Total Current Assets	**$1,597,598.58**	**$379,784.05**
Fixed Assets		
Tools, machinery, and equipment	3,346.32	3,346.32
Total Fixed Assets	**$3,346.32**	**$3,346.32**
Other Assets		
Deferred income taxes	0.00	0.00
Security deposits	0.00	
Total Other Assets	**$0.00**	**$0.00**
TOTAL ASSETS	**$1,600,944.90**	**$383,130.37**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	0.00	3,346.32
Total Accounts Payable	**$0.00**	**$3,346.32**
Other Current Liabilities		
Payroll Clearing	0.00	
Total Other Current Liabilities	**$0.00**	**$0.00**
Total Current Liabilities	**$0.00**	**$3,346.32**
Total Liabilities	**$0.00**	**$3,346.32**
Equity		
Paid-In Capital - Envirobon	2,112,350.00	415,000.00
Retained Earnings	-35,215.95	
Net Income	-476,189.15	-35,215.95
Total Equity	**$1,600,944.90**	**$379,784.05**
TOTAL LIABILITIES AND EQUITY	**$1,600,944.90**	**$383,130.37**

Envirobon

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
Income		
Total Income		
GROSS PROFIT	**$0.00**	**$0.00**
Expenses		
Advertising & marketing	13,033.85	1,363.65
Advertising/Promotional		
Advertising & Marketing	3,149.55	
Conference & Tradeshows	21,296.00	3,223.47
Total Advertising/Promotional	**24,445.55**	**3,223.47**
Contract labor	10,576.40	3,858.40
General & Administrative Expenses		
Bank Charges & Fees	1,164.75	228.24
Legal & Professional Services	113,269.25	2,000.00
Meals & Entertainment		1,062.00
Office Supplies	5,253.82	71.56
Payroll Processing Fees	655.28	
Software		434.57
Total General & Administrative Expenses	**120,343.10**	**3,796.37**
General business expenses		
Memberships & subscriptions	1,226.88	
Total General business expenses	**1,226.88**	
Meals		
Meals with clients	838.90	
Travel meals	115.63	476.73
Total Meals	**954.53**	**476.73**
Payroll expenses		
Payroll - Century	6,923.08	
Payroll - Executive	100,769.19	
Payroll - Marketing	36,500.03	
Payroll - Production	36,692.43	
Payroll - Sales	22,840.38	

Envirobon

Profit and Loss
January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
Payroll Taxes		
Insurance - Health		
Benefits - Century	47.60	
Benefits - Executive	1,159.20	
Benefits - Marketing	323.92	
Benefits - Sales	47.60	
Total Insurance - Health	**1,578.32**	
Payroll - Taxes	22,287.99	
Taxes - Century	529.62	
Taxes - Executive	2,177.10	
Taxes - Marketing	313.85	
Taxes - Sales	345.44	
Total Payroll - Taxes	**25,654.00**	
Payroll - work compensation	105.88	
Total Payroll Taxes	**27,338.20**	
Total Payroll expenses	**231,063.31**	
Production		
Plant Supplies	2,809.12	2,901.26
Total Production	**2,809.12**	**2,901.26**
R&D - Testing	1,500.00	
Rent & Utilities		
Other Business Expenses		
QuickBooks Payments Fees	1,135.00	
Total Other Business Expenses	**1,135.00**	
Rent & Lease	21,600.00	
Total Rent & Utilities	**22,735.00**	
Repairs & maintenance	2,586.40	
Startup Related expenses		
Contractors		
Contractors - Management		12,000.00
Total Contractors		**12,000.00**
Total Startup Related expenses		**12,000.00**
Travel		39.46
Airfare	2,249.79	509.21
Hotels	21,034.76	6,989.81
Total Travel	**23,284.55**	**7,538.48**
Total Expenses	**$454,558.69**	**$35,158.36**
NET OPERATING INCOME	**$ -454,558.69**	**$ -35,158.36**

Envirobon

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-476,189.15
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due from Roosevelt - Tanager	-805,000.00
Due from Roosevelt - USEW	-371,000.00
Prepaid Legal	5,000.00
Accounts Payable (A/P)	-3,346.32
Payroll Clearing	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,174,346.32**
Net cash provided by operating activities	**$ -1,650,535.47**
INVESTING ACTIVITIES	
Security deposits	0.00
Net cash provided by investing activities	**$0.00**
FINANCING ACTIVITIES	
Paid-In Capital - Envirobon	1,697,350.00
Net cash provided by financing activities	**$1,697,350.00**
NET CASH INCREASE FOR PERIOD	**$46,814.53**
Cash at beginning of period	163,784.05
CASH AT END OF PERIOD	**$210,598.58**